Exhibit 99.1

FOR IMMEDIATE RELEASE

December 30, 2020

SolidBlock to List $150 Million in Real Estate Security Tokens on INX

Aims to provide unparalleled liquidity for real estate fractional ownership trading

Tel Aviv / Gibraltar – SolidBlock and INX Ltd. announce plans to list SolidBlock’s real estate-based security tokens on the INX securities trading platform. Each listed token class will be backed by either a single property or a collection of properties from SolidBlock’s exclusive portfolio of real estate assets, including:

●	London, England - Flexible investment in prime residential London-area real estate (rolling fund; market value – up to $26M)

●	Phuket, Thailand - Expanding a luxury resort destination in one of Asia’s hottest destinations (market value – $12M)

●	New Haven, CT - Remodeling and conversion of a historic property in this Ivy League US town (market value – $5M)

The listing on INX will provide SolidBlock with high accessibility to global investors and traders, all-year 24/7 trading, real-time cap table management with visibility, and regulatory transparency, along with the ability to automate dividend distribution to SolidBlock investors.

According to INX Founder and President Shy Datika, “Collaborating with SolidBlock to introduce real estate asset-backed digital securities to a wider audience will empower both of our companies to realize our shared vision of making this asset class more accessible to investors.”

SolidBlock pioneered the field of tokenization, spearheading the world’s first successful commercial real estate security token offering (STO), raising $18M for the Aspen St. Regis Resort in 2018.

Now, SolidBlock-issued real estate tokens open up unprecedented access for INX security token platform investors to exclusive real estate previously off-limits to the general public.

“We support INX’s commitment to operate a fully-regulated digital securities trading platform with SEC, FINRA, and other approvals,” said SolidBlock CMO Yael Tamar. “We like that they work with regulators and have built their platform from the ground up with regulatory compliance in mind.”

The INX team and Advisory Board includes former NASDAQ Vice Chairman David Weild, and other former top executives of numerous mainstream financial institutions, alongside traditional capital market veterans and blockchain experts.

SolidBlock, too, has been working hand-in-hand with industry experts and financial institutions, alone and as part of the Foundation for International Blockchain and Real Estate Expertise (FIBREE), the international industry consortium for consistency and regulation in blockchain-based real estate investment. Its board includes experts and senior advisors in the field of international regulation, taxation, real estate valuation, and more.

For more information or to arrange an interview, contact Yael Tamar: yael@solidblock.co.

About SolidBlock

Based in NYC and Tel Aviv, SolidBlock is a cutting-edge property-backed securities trading platform driven by a vision of making real estate work for everyone. Current projects include tokenization projects for residential, commercial, and hospitality-based properties in the United States, Europe, and Asia. Through its extensive partnership network, SolidBlock is also working to further interoperability and regulatory standardization and eliminate roadblocks to digital markets and investing.

About INX Limited

INX Limited aims to provide a regulated trading platform for digital securities and cryptocurrencies, combining traditional markets expertise with a novel fintech approach. INX is led by an experienced team of business, finance, and blockchain technology experts unified by the vision of redefining the world of capital markets via blockchain technology.